03032209

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

September 5, 2003

82-34629

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the interim report of the Company for the six months ended June 30, 2003.

Thank you for your attention.

Sincerely yours,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION SEP 22 2003 WASH. D.C.

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code : 310007

Tel : 86-571-8798 7700
Fax: 86-571-8795 0329

dw 9/29

Cc: Ms. Denise Wong / Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.


Pursue Excellence, Enhance Value

2003 | Interim Report

Contents

2003 Interim Results (Unaudited)

The directors ("Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2003 (the "Period"), prepared in conformity with accounting policies generally accepted in Hong Kong with basis of preparation as stated in Note 1 to the condensed consolidated income statement below.

During the Period, turnover for the Group grew by 9.4% to reach Rmb1,099,917,000 and net profit from ordinary activities attributable to shareholders increased by 10.3% to reach Rmb492,147,000. Earnings per share for the Period was Rmb11.3 cents, representing an increase of 10.3% over the same period in 2002.

The Directors recommend the payment of an interim dividend of Rmb4.0 cents per share in respect of the Period, subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on October 9, 2003.

Business Review

Despite negative impact from the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in the PRC during the first half of 2003, the Group's business operations continued to expand during the Period, buoyed by better-than-expected economic performance at national and regional levels since the start of the year, as well as greater-than-usual sales in passenger cars.

In Zhejiang Province, where all of the Group's operating activities are located, GDP growth rate during the Period was 12.7%, 4.5 percentage points higher than the national average of 8.2%, and 0.4 percentage point higher than the 12.3% growth rate in 2002.

Having weathered the eventful first half of the year, business operations of the Group continued to expand. Turnover for the Group during the Period was Rmb1,099,917,000, representing an increase of 9.4% over the same period last year, while net profit attributable to shareholders was Rmb492,147,000, representing an increase of 10.3%.

With the Group's focus on toll road operations, toll income accounted for approximately 94.7% of the Group's total income during the Period, while other business operations grew at a faster pace, gaining an increasing share of the Group's total income.

Toll Road Operations

Robust economic growth in the Yangtze River Delta region, evidenced by strong GDP growth rates and increasing sales in passenger cars, led to continued rapid growth in traffic volume on the expressways operated by the Group during the Period, except for certain sections which were affected by traffic diversions due to newly opened expressways.

Traffic volume on the Shanghai-Hangzhou-Ningbo Expressway grew by 6.4% during the Period, equivalent to 25,231 full trips per day. The growth rate was less than those achieved in previous years, mainly due to traffic diversion caused by the newly opened eastern section of Hangzhou City Ring Road, as well as the SARS outbreak.

The anticipated traffic diversion by Hangzhou City Ring Road started at the end of 2002 when the eastern section of the road was completed and opened to traffic, providing an alternative to a 39.3km section of the Shanghai-Hangzhou-Ningbo Expressway.

Measures to contain the spread of SARS, including travel controls, were introduced with full force in Zhejiang Province starting from April 21, 2003. Traffic volume growth rate on the Shanghai-Hangzhou-Ningbo Expressway plummeted in the initial two weeks since such measures were introduced, but soon began to recover as the spread of SARS was being quickly contained.

Toll Road Operations (Cont'd)

A further challenge but which did not cause traffic interruption on the Shanghai-Hangzhou-Ningbo Expressway, was the construction works brought by the expressway-widening project and road surface-overlaying project. While the ongoing road surface-overlaying project progressed ahead of schedule, measures in various aspects of construction works were taken to minimize its impact on the normal traffic flow on the expressway, including shifting works which was normally carried out during daytime to night-time to avoid causing major congestions on the expressway.

On certain sections of the Shanghai-Hangzhou-Ningbo Expressway where the surface-overlaying project has already been completed, substantial improvement in the level of quality of service is already apparent, as reflected in greater satisfaction enjoyed by the customers who are able to drive more smoothly and comfortably on the expressway.

The Shangsan Expressway saw its traffic volume grow by 24.8% during the Period, representing 13,613 full trips per day, continuing the strong growth momentum since its full completion and opening to traffic in December 2000.

Overall toll income for the Group rose 8.0% to Rmb1,097,479,000 during the Period, among which the Shanghai-Hangzhou-Ningbo Expressway accounted for Rmb852,188,000, an increase of 4.7% over the same period last year, while the Shangsan Expressway accounted for Rmb245,291,000, an increase of 21.2% over the same period last year.

Benefiting from the increasingly enhanced expressway networks around Hangzhou City, the 9.45km Shida Road, owned and operated by Hangzhou Shida Highway Co., Ltd. ("Shida Co"), a 50% jointly controlled entity of the Company, witnessed a 77.0% growth in traffic volume and a 58.1% growth in toll income. Net profit generated by Shida Co was Rmb6.69 million.

Business Review (Cont'd)

Other Business Operations

With the addition of the opening for business of the Xinchang service area along the Shangsan Expressway at the beginning of the year, there are now a total of six service areas operated by the Group, compared to five during the first half of 2002. Reflecting the growth in demand for such services, turnover generated by the service areas grew by 52.8% to Rmb46,871,000 during the Period, while net profit grew by 50.1% to Rmb7,421,000.

Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), a 50% owned associate of the Company, was able to substantially expand its wholesale business in petroleum products while continuing to improve profit margins at its retail outlets. Turnover during the Period grew by 74.4% to Rmb525.97 million, and net profit increased by 166.7% to Rmb7.91 million.

Further expanding its billboard advertising business along the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co"), a 70% owned subsidiary of the Company, achieved a turnover of Rmb11.25 million and net profit of Rmb3.04 million during the Period, representing increases of 4.1% and 14.8%, respectively.

During the Period, JoinHands Technology Co., Ltd. ("JoinHands Technology"), a 27.58% owned associate of the Company, focused on developing new products in the area of logistics and networking. Turnover realized by JoinHands Technology increased slightly to Rmb8.88 million during the Period, as net profit fell by 26.4% to Rmb339,000.

In order to place a stronger focus on, and streamline the operations of, ancillary businesses of the Group, a new subsidiary company named Zhejiang Expressway Investment Development Co., Ltd. ("Development Co") was established on May 28, 2003. Principal activities of Development Co include the operation of service areas as well as roadside advertising along the expressways operated by the Group, with a view to expanding into other non-toll road business operations in the future.

Expressway Widening Project

Phase 1 of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes ("Expressway Widening Project") has progressed ahead of schedule. Half of the expansion works along the 44km section from Hongken to Guzhu has already been completed and opened to traffic in August 2003, while the remaining works is expected to be completed by October 2003. Having been the busiest section of the expressway, the widened section has greatly relieved congestion experienced during peak hours, gaining both public recognition for its improved traveling conditions and increased capacity for accommodating further traffic growth in the future.

Phase 2 of the Expressway Widening Project, pertaining to an approximately 95km section from Dajing to Fengjing, has commenced construction in July 2003 and is slated for completion by the end of 2005.

Acquisitions

On May 8, 2003, the Company entered into an agreement with Xinchang County Transport Development Company ("Xinchang Transport") to acquire an additional 2% ownership interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, for a cash consideration of Rmb57.6 million after ongoing negotiations between the Company and Xinchang Transport were concluded.

As a result of the acquisition, the Company's ownership interest in Shangsan Co increased from 71.625% to 73.625%, while Xinchang Transport's ownership interest decreased from 2% to zero.

FINANCIAL ANALYSIS

During the Period, the Group continued to follow financial policies adopted in previous financial years without making significant changes.

Profitability

Earnings per Share

The Group was able to maintain double-digit growth in earnings per share at 10.3% to Rmb11.3 cents during the Period.

Return on Equity

Return on equity was 5.02% during the Period, representing an increase of 6.1% over the same period last year. The Group follows a policy of maintaining steady growth in dividends, while seeking continued growth in return on equity, thereby increasing shareholder value.

Profitability of Main Assets

Toll income from the Shanghai-Hangzhou-Ningbo Expressway, a main asset of the Group, grew at a slower rate during the Period than the same period last year, due to traffic diversion by Hangzhou City Ring Road and the SARS outbreak. However, return on asset for the expressway, calculated by dividing the net profit contribution from the expressway by its value, was maintained at a relatively high rate of 9.81% during the Period.

The Shangsan Expressway, another main asset of the Group, continued to experience more than 20% growth in toll income during the Period. With continued improvement in profitability, return on asset for the expressway increased from 5.23% last year to the Period's 6.53%. Share of net profit of the Group attributable to the Shangsan Expressway increased from 16% for the same period last year to 20% for the Period.

Financial Resources and Liquidity

Financial Resources

As at June 30, 2003, the Group held Rmb949,319,000 in cash, cash equivalents and time deposits, and Rmb1,114,449,000 in short-term investments, totaling Rmb2,063,768,000. 93.4% of the short-term investments are treasury bonds, and the remaining investments are mostly close-ended security investment funds.

	As at June 30, 2003 Rmb'000	As at December 31, 2002 Rmb'000
Cash and cash equivalents	**666,918**	666,291
Renminbi	**572,451**	532,358
US dollar equivalent	**93,983**	131,744
Euro equivalent	**59**	22
HK equivalent	**425**	2,167
Fixed deposits	**282,401**	282,779
Renminbi	**151,311**	192,824
US dollar equivalent	**120,354**	79,967
Euro equivalent	**0**	0
HK equivalent	**10,736**	9,988
Short-term investments	**1,114,449**	858,114
Renminbi	**1,114,449**	858,114
Total	**2,063,768**	1,807,184
Renminbi	**1,838,206**	1,583,296
US dollar equivalent	**214,337**	211,711
Euro equivalent	**59**	22
HK equivalent	**11,161**	12,155

The Group has fully taken financial risks into account in its cash management, hence its short-term investments mainly comprise products available domestically that are relatively stable in returns and low in investment risk, such as treasury bonds.

Financial Resources and Liquidity (Cont'd)

Cash Flow and Liquidity

During the Period, the Group's net cash flow from operating activities was Rmb902,770,000. The main assets of the Group, the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, consistently generated strong and steady cash inflow from their daily operations.

As at June 30, 2003, among the current assets of the Group, totaling Rmb2,163,278,000, account receivables, other receivables and inventories accounted for only 5.1% of the current assets, representing a decrease compared with previous years (as at December 31, 2002: 7.4%).

Considering the performance of the Group, the Directors believe the Group has sufficient financial resources to continue operations in the foreseeable future.

Borrowings and Debt Repayment Ability

Interest-bearing Borrowings

By the end of the Period, the Group had Rmb3,112,290,000 interest-bearing borrowings, representing an increase of Rmb74,090,000 from the level at the beginning of the Period. The structure of the Group's interest-bearing borrowing changed during the Period as a result of the issuance of Rmb1 billion of 10-year corporate bonds. Short-term interest-bearing borrowings with a maturity term of under one year decreased by 40.5% from the level at the beginning of the Period, while interest-bearing borrowings with a maturity term of one year or above increased by 72.3%.

Borrowings and Debt Repayment Ability (Cont'd)

Interest-bearing Borrowings (Cont'd)

The annual coupon rate for the 10-year Rmb1 billion corporate bonds is fixed at 4.29%, with interests payable annually. The interest rates of the domestic commercial bank loans, US Dollar loans extended by the World Bank and the government loans were the same as those applicable on December 31, 2002. Financing cost for the Group decreased as a result of the issuance of corporate bonds by the Company.

		Maturity profiles		
	Gross amount Rmb'000	Within 1 year Rmb'000	2-5 years inclusive Rmb'000	Beyond 5 years Rmb'000
Floating rates				
World Bank loan	869,690	41,820	375,997	451,873
Fixed rates				
Commercial bank loans	970,000	840,000	130,000	—
Corporate bonds	1,200,000	200,000	—	1,000,000
Government loans	72,600	37,000	35,600	—
Total as at June 30, 2003	3,112,290	1,118,820	541,597	1,451,873
Total as at December 31, 2002	3,038,200	1,881,553	681,064	475,583

Debt Capital Structure

The Group's debt capital structure changed considerably from the structure at the end of 2002. Short-term interest-bearing liabilities decreased from Rmb1,881,553,000 at the beginning of 2003 to Rmb1,118,820,000, representing a decrease in the percentage of total interest-bearing liabilities from 61.9% to 35.9% by the end of the Period. Long-term interest-bearing liabilities increased from Rmb1,156,647,000 at the beginning of 2003 to Rmb1,993,470,000, representing an increase from 38.1% to 64.1%.

Borrowings and Debt Repayment Ability (Cont'd)

Debt Capital Structure (Cont'd)

The Group has the characteristics of its industry, that is a substantial majority of assets are long-term assets such as fixed assets, and most of current assets are cash. The management reviews the maturity profile of the Group's debt portfolio from time to time, seeking to match its debt structure with its asset characteristics, and makes corresponding adjustments when necessary so as to ensure the Group has sufficient financial resources to meet the needs of debt repayment and operations. The Directors believe that the adjustment in debt capital structure during the Period is more suitable to the Group's present asset structure.

Gearing Ratio

During the Period, interest-bearing liabilities, non-interest-bearing liabilities and shareholders' equity amounted to Rmb3,112,290,000, Rmb1,895,030,000 and Rmb9,803,058,000, respectively. As at June 30, 2003, the gearing ratio (total liabilities over shareholders' equity) was 51.1% (December 31, 2002: 49.5%).

Profit to Interest Ratio

The Group's profit to interest ratio increased during the Period, due to lower financing costs resulted from the corporate bonds issued by the Company at a lower cost than domestic bank borrowings.

During the Period, interest expense was approximately Rmb80,691,000 (for the six months ended June 30, 2002: Rmb83,544,000). With profit before interest and taxation at approximately Rmb806,675,000, the profit to interest expense ratio was 10.0 (for the six months ended June 30, 2002: 9.5).

Capital Expenditure Commitments and Utilization

As at December 31, 2002, capital expenditure committed by the Group was Rmb5,454 million, among which Rmb189 million was mainly used on the Expressway Widening Project during the Period.

With another Rmb57.6 million used for the acquisition of an additional 2% ownership interest in Shangsan Co, the total capital expenditure for the Group during the Period was Rmb247 million.

As at June 30, 2003, the Group had Rmb5,265 million capital expenditure commitments, of which Rmb4,300 million was committed to the Expressway Widening Project.

Financial Analysis (Cont'd)

Contingent Liabilities and Pledge of Assets

Contingent Liabilities

Other than a loan guarantee of Rmb30 million provided in favor of Shida Co, a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at June 30, 2003.

Pledge of Assets

The Group had no pledge of assets during the Period.

Foreign Exchange Exposure

The Group's liabilities in foreign currencies mainly comprise a World Bank loan of approximately US$100 million borrowed for the construction of the Zhejiang section of the Shanghai-Hangzhou Expressway.

In addition, dividends for H shares payable by the Company are settled in Hong Kong Dollars.

As the exchange rate between Renminbi and US Dollar remains stable, and the operating income and cost of the Group are limited to the activities within the PRC, the Directors do not foresee any material foreign exchange exposure for the Group, although there is no assurance that any foreign exchange exposure will not affect the operating results of the Group.

Human Resources

In addition to providing training for existing employees and recruiting new talents, the Group increased its effort in outsourcing professional advisories during the Period. The strategy has led to technological solutions that successfully reduced costs in major construction and maintenance works carried out by the Group.

Other than the above, the Group had no significant changes in the number of employees, remuneration policies and training schemes during the Period.

Outlook

The new session of China's central government, taking office in March 2003, has shown determination to further integrate cities and provinces in the Yangtze River Delta region. Ranked as the largest economic region in China earlier this year, for the first time in more than twenty years, the region is expected to foster greater cooperation between the various cities and provinces, with interaction between Zhejiang Province and Shanghai expected to intensify in particular.

With the impact of the SARS outbreak largely subsided by July 2003, and many local enterprises putting in extra effort to recover earnings lost during the SARS outbreak, we already see a stronger-than-usual growth in traffic volumes on the two expressways operated by the Group, indicating a return to robust economic growth for Zhejiang Province in the second half of the year.

As future transport demand in the Yangtze River Delta region is expected to exceed previous forecasts, local transport authorities are planning more transportation infrastructure projects. On June 7, 2003, the Hangzhou Bay Bridge commenced construction, and is scheduled for completion by the end of 2008.

Although the Hangzhou Bay Bridge, along with several other expressways and bridges tentatively planned for the Yangtze River Delta region, will result in diversions in traffic flow from certain sections of existing expressways such as the Shanghai-Hangzhou-Ningbo Expressway in the immediate years upon their opening to traffic – the exact degree of which is still being studied by the Company, these expressways and bridges also serve to help enhance the networking effect, thereby benefiting the existing expressways operated by the Group.

The increasingly comprehensive expressway network within and around Zhejiang Province, coupled with the rapidly growing volume of containers handled by the Port of Shanghai and Port of Ningbo, have already resulted in substantially increased container truck traffic on the expressways operated by the Group. With major expressways connecting Zhejiang Province and the neighboring provinces expected to be completed in the next few years, thereby linking inland provinces directly to the ports, increasing heavy truck traffic is expected to be generated on the expressways operated by the Group.

Rapid economic development in cities and townships along the expressways operated by the Group has also led to proposals currently being studied by the Company to increase the number of interchanges along these expressways, as well as to extend connecting roads between the expressways and the cities and townships, so as to provide better access and wider reach for the expressways operated by the Group.

In view of the above, the challenge for the Company is to take full advantage of the enormous opportunities presented by an increasingly integrated Yangtze River Delta region, while limiting the impact of potential traffic diversions from existing expressways operated by the Group.

Disclosure of Interests and Other Matters

Purchase, Sale or Redemption of the Company's Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Period.

Disclosure of Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

As at June 30, 2003, none of the Directors, Supervisors and chief executive of the Company and their respective associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Other Interests Discloseable under the SFO

As at June 30, 2003, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Number of shares	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	476,760,000	16.39%

Name	Number of shares	Percentage of share capital (H shares)
The Capital Group Companies, Inc.	129,199,300	9.01%
J.P. Morgan Chase & Co.	95,404,000	6.65%
State Street Corporation	71,976,912	5.02%

Save as disclosed above, the Company is not aware of any other person having any interests or short positions (other than the Directors, Supervisors and chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO.

Compliance with Code of Best Practice

The Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

Appreciations

I would like to thank our frontline employees who have worked diligently throughout the SARS outbreak on implementing measures to contain the disease and minimizing the impact on our business operations, as well as to thank all employees for their contribution in achieving an excellent first-half.

By Order of the Board
GENG Xiaoping
Chairman

Hangzhou, August 18, 2003

Condensed Consolidated Income Statement (Unaudited)

	Notes	For the six months ended June 30, 2003 Rmb'000	2002 Rmb'000 (Re-stated)
Turnover	2	**1,099,917**	1,005,306
Operating cost		**(316,266)**	(228,964)
Gross profit		**783,651**	776,342
Other revenue	3	**56,033**	56,069
Administrative expenses		**(29,908)**	(28,091)
Other operating expenses		**(12,846)**	(11,987)
Profit from operating activities	2, 4	**796,930**	792,333
Finance costs		**(66,518)**	(83,544)
Share of profit of associates		**5,936**	2,791
Share of profit of a jointly-controlled entity		**3,810**	630
Profit before taxation		**740,158**	712,210
Tax	5	**(203,370)**	(212,896)
Profit before minority interests		**536,788**	499,314
Minority interests		**(44,641)**	(53,296)
Net profit from ordinary activities attributable to shareholders		**492,147**	446,018
Interim dividends	6	**173,725**	173,725
Earnings per share (Rmb cents)	7	**11.3**	10.3

Condensed Consolidated Balance Sheet

	Notes	As of June 30, 2003 Rmb'000 Unaudited	As of December 31, 2002 Rmb'000 Audited
Non-current assets			
Fixed assets	8	**12,112,993**	12,014,986
Interest in a jointly-controlled entity		**56,422**	54,464
Interest in associates		**162,410**	159,829
Expressway operating rights		**210,301**	214,645
Long term investments		**1,000**	2,867
Goodwill		**103,975**	106,798
		12,647,101	12,553,589
Current assets			
Short term investment		**1,114,449**	858,114
Inventories		**5,061**	2,022
Trade receivables	9	**20,332**	14,367
Other receivables		**74,117**	128,672
Cash and cash equivalents		**949,319**	949,070
		2,163,278	1,952,245
Current liabilities			
Trade payables	10	**205,112**	207,166
Profit tax payable		**120,971**	109,289
Other taxes payable		**11,039**	15,724
Other payables and accruals		**301,576**	214,955
Interest-bearing bank and other borrowings		**918,820**	1,681,553
Long-term bonds repayable within one year		**200,000**	200,000
		1,757,518	2,428,687

CONDENSED CONSOLIDATED BALANCE SHEET (CONT'D)

	Notes	As of June 30, 2003 Rmb'000 Unaudited	As of December 31, 2002 Rmb'000 Audited
Net current liabilities		**405,760**	(476,442)
Total assets less current liabilities		**13,052,861**	12,077,147
Non-current liabilities			
Interest-bearing bank and other borrowings		**993,470**	1,156,647
Long term bonds		**1,000,000**	—
Deferred tax	11	**286,104**	240,920
		2,279,574	1,397,567
Minority interests		**970,229**	977,789
		9,803,058	9,701,791
Capital and reserves			
Issued capital		**4,343,115**	4,343,115
Reserves		**5,286,218**	4,967,796
Proposed interim dividend		**173,725**	390,880
		9,803,058	9,701,791

Condensed Consolidated Summary Statement of Changes in Equity (Unaudited)

	For the six months ended June 30,	
	2003	2002
	Rmb'000	Rmb'000
Total equity		
Balance at beginning of year	**9,701,791**	9,289,081
Net profit from ordinary activities attributable to shareholders	**492,147**	446,081
Dividends paid on ordinary shares	**(390,880)**	(304,018)
Balance at end of year	**9,803,058**	9,431,081

Condensed Consolidated Cash Flow Statement (Unaudited)

	For the six months ended June 30, 2003 Rmb'000	2002 Rmb'000 (Re-stated)
Net cash inflow from operating activities	**902,770**	694,018
Net cash inflow from investing activities	**(477,825)**	(518,523)
Net cash inflow from financing activities	**(421,318)**	(145,597)
Increase in cash and cash equivalents	**3,627**	29,898
Cash and cash equivalents at the beginning of the Period	**666,291**	739,926
Cash and cash equivalents at the end of the Period	**669,918**	769,824
	3,627	29,898
Analysis of cash and cash equivalents		
Cash and bank balances	**372,430**	415,478
Time deposits with original maturity of less than 3 months	**297,488**	354,346
	669,918	769,824

Notes to Condensed Financial Statements

1. Basis of Presentation

The condensed consolidated interim financial statements are prepared in accordance with the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the relevant disclosure requirements as stipulated in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Except for the first-time adoption of the revised SSAP No.12 "Income Taxes", the accounting policies and the basis of preparation adopted are consistent with those adopted in the financial statements of the Group for the year ended December 31, 2002.

2. Turnover and Segment Information

During the Period, the principal activities of the Group did not change. The operating results by principal activities are summarized as follows:

	For the six months ended June 30,			
	2003		2002	
	Unaudited Turnover Rmb'000	**Unaudited Profit contribution Rmb'000**	Unaudited Turnover Rmb'000	Unaudited Profit contribution Rmb'000
Segment by business activities				
— Toll	**1,040,329**	**764,572**	963,081	764,022
— Service areas	**46,871**	**11,549**	30,678	6,645
— Advertising	**12,717**	**7,530**	11,547	5,675
	1,099,917	**783,651**	1,005,306	776,342
Others		**56,033**		56,069
Administrative expenses		**(29,908)**		(28,091)
Other operating expenses		**(12,846)**		(11,987)
Profit from operating activities		**796,930**		792,333

No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC during the Period.

NOTES TO CONDENSED FINANCIAL STATEMENTS (CONT'D)

3. Other Revenue

	For the six months ended June 30,	
	2003	2002
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Revenue from short-term securities investments	**30,683**	37,382
Interest income	**8,208**	7,147
Rental income	**11,199**	4,351
Trailer income	**4,573**	4,620
Exchange gain	**—**	1,962
Other miscellaneous income	**1,370**	607
Total	**56,033**	56,069

4. Profit from operating activities

	For the six months ended June 30,	
	2003	2002
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Depreciation	**113,508**	109,288
Amortization of expressway operating rights	**4,350**	4,350
Amortization of goodwill	**6,317**	5,481
Staff costs	**39,428**	31,833

5. Taxation

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax has been provided.

The Group was subject to Corporate Income Tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and accounting standards in the PRC.

According to the relevant national tax rules, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a 73.625% owned subsidiary of the Company, was entitled to a 50% CIT exemption for the year ended December 31, 2002 under the category of "Enterprise providing employment opportunities to redundant city and country workers". Approved by the local taxation authorities, Rmb33.25 million in taxation was refunded to Shangsan Co during the Period. Since the refund status needs to be reviewed by relevant authorities on an annual basis, there is no guarantee that Shangsan Co will continue to qualify for such refund in the future.

	For the six months ended June 30,	
	2003	2002
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Group:		
Accounting profit before tax	**740,158**	712,210
Tax at the applicable tax rate of 33%	**244,252**	235,029
Tax effect of net (income)/expense that is not (taxable)/deductible in determining taxable profit	**(43,237)**	(23,578)
Share of taxation attributable to associates	**2,601**	3,136
Share of deferred taxation attributable to associates	**(712)**	(2,183)
Share of deferred taxation attributable to a jointly-controlled entity	**466**	492
Taxation charged for the period	**203,370**	212,896
Analyzed by principal components		
Current tax expense	**158,186**	165,419
Deferred tax expense relating to the temporary differences	**45,184**	47,477
	203,370	212,896

6. Dividends

The Directors recommend the payment of an interim dividend of Rmb4.0 cents (approximately HK3.8 cents) per share (for the six months ended June 30, 2002: Rmb4.0 cents). The recommendation has been set out in the financial statements.

7. Earnings per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb492,147,000 (for the six months ended June 30, 2002: Rmb446,018,000) and the 4,343,114,500 shares (June 30, 2002: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the six months ended June 30, 2003 have not been calculated, as no diluting event occurred during the Period.

8. Fixed Assets

There were no significant changes to the Group's fixed assets during the Period.

9. Trade Receivables

The aging analysis of trade receivables as at June 30, 2003 and the comparative figures of December 31, 2002 are as follows:

	As of June 30, 2003 Rmb'000 Unaudited	As of December 31, 2002 Rmb'000 Audited
Within 1 year	**14,338**	11,720
1 to 2 years	**5,994**	2,647
Total	**20,332**	14,367

The Group allows an average credit period of approximately 180 days to its trade customers.

10. Trade Payables

The aging analysis of trade payables as at June 30, 2003 and the comparative figures of December 31, 2002 are as follows:

	As of June 30, 2003 Rmb'000 Unaudited	As of December 31, 2002 Rmb'000 Audited
Within 1 year	**189,135**	200,181
1 to 2 years	**13,965**	4,863
2 to 3 years	**2,012**	1,901
Over 3 years	**—**	221
Total	**205,112**	207,166

11. Deferred Tax

	As of June 30, 2003 Rmb'000 Unaudited	As of December 31, 2002 Rmb'000 Audited
At beginning of period/year	**240,920**	131,533
(Income)/Expense for the period/year	**45,184**	47,477
At end of period/year	**286,104**	240,920
Analysed by principal components		
Revaluation on marketable securities at market price of the end of period/year	**11,517**	3,158
Temporary differences resulting from depreciation method	**275,143**	238,318
Fixed assets write-off	**(556)**	(556)
	286,104	240,920

12. Reserves

	For the six months ended June 30, 2003					
	Share premium account Rmb'000	**Capital/ (goodwill) reserve Rmb'000**	**Statutory surplus reserve Rmb'000**	**Public welfare fund Rmb'000**	**Retained profits Rmb'000**	**Total Rmb'000**
As at January 1, 2003	**3,645,726**	**(352,860)**	**533,815**	**253,511**	**887,604**	**4,967,796**
Net profit for the Period	**—**	**—**	**—**	**—**	**492,147**	**492,147**
Proposed interim dividend	**—**	**—**	**—**	**—**	**(173,725)**	**(173,725)**
As at June 30, 2003	**3,645,726**	**(352,860)**	**533,815**	**253,511**	**1,206,025**	**5,286,218**

	For the six months ended June 30, 2002					
	Share premium account Rmb'000	Capital/ (goodwill) reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2002	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
Net profit for the Period	—	—	—	—	446,018	446,018
Proposed interim dividend	—	—	—	—	(173,725)	(173,725)
As at June 30, 2002	3,645,726	(352,860)	415,298	190,764	1,015,313	4,914,241

13. Commitments

	For the six months ended June 30, 2003		
	Commitments Rmb million	Utilization Rmb million	Balance Rmb million
Shanghai-Hangzhou-Ningbo expressway widening project			
From Hongken to Guzhu	350	11	339
From Dajing to Fengjing	2,508	172	2,336
From Guzhu to Dazhujia	1,625	—	1,625
Acquisition of additional 18.4% equity interest in Shangsan Co	485	—	485
Renovation of Sanjiang service area	14	2	12
Construction works under contract No.11 of the Shanghai-Hangzhou Expressway	11	4	7
Remaining construction works of the Shangsan Expressway	461	—	461
Total	5,454	189	5,265

14. Related Party Transactions

The following is a summary of related party transactions carried out in the ordinary course of business between the Company, its subsidiaries during the Period.

Under a reorganization agreement, Zhejiang Provincial High Class Highway Investment Co., Ltd. (replaced by Zhejiang Communications Investment Group Co., Ltd. "CIG") gave a number of undertakings to the Company pursuant to the reorganizations and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

A new subsidiary company named Zhejiang Expressway Investment Development Co., Ltd. ("Development Co") was established on May 28, 2003, with subscription in cash by the Company and the management staff and key employees of the Group. The registered capital of Development Co is Rmb80 million, with 49% equity interest owned by the members of management staff and key employees of the Group among which the directors, supervisors and chief executives of the Company and its subsidiaries account for 20.95% and the remaining 51% owned by the Company. Development Co will place its focus on development and operation of non-toll road businesses, including the operation of service areas, billboard advertising and vehicle towing and rescue services along the expressway owned by the Group.

Since the transaction consideration represents less than 3% of the book value of the net tangible assets of the Company as disclosed in its latest published audited accounts, no shareholder approval is required under the Listing Rules.

15. Post Balance Sheet Events

The assets and liabilities in respect of six service areas along the expressways owned by the Group and 70% of the equity interest in Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co") owned by the Company were transferred to Development Co on June 1, 2003 at a consideration based on valuation of the assets and liabilities performed by an independent valuation company. Such consideration was valued at Rmb87.8 million. Related agreements of transfer were confirmed effective by the board of directors on August 18, 2003. Relevant items adjustments were calculated in the financial statements for the Period.

A newly established subsidiary of the Development Co, Zhejiang Expressway Vehicle Towing and Rescue Services Co., Ltd. ("Service Co"), was established on July 31, 2003, having a registered capital of Rmb8 million, in which 85% of the equity interest is owned by Development Co and an aggregate of 15% of the equity interest is owned by management staff and key employees of the Service Co. Service Co is principally engaged in the business of providing towing and repair of vehicles and emergency rescue services to users of the expressways owned by the Group.

16. Contingent Liabilities and Pledge of Assets

Contingent Liabilities

Other than a loan guarantee of Rmb30 million provided in favor of Shida Co, a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at June 30, 2003.

Pledge of Assets

The Group had no pledge of assets during the Period.

17. Comparative Amounts

Due to the adoption of certain new and revised SSAPs in the 2003 interim financial statements, the presentation of the 2002 interim financial statements and certain supporting notes have been revised to comply with the new requirements during the Period. Accordingly, certain comparative figures have been reclassified to conform to the presentation of 2003 interim financial statements.

18. Approval of Financial Statements

The financial statements were approved and authorized for issue by the board of directors on August 18, 2003.

Appendix I Corporate Information

Executive Directors

Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-Executive Directors

Zhang Luyun
Zhang Yang

Independent Non-Executive Directors

Tung Chee Chen
Zhang Junsheng
Zhang Liping

Supervisors

Ma Kehua
Fang Zhexing
Sun Xiaoxia
Zheng Qihua
Jiang Shaozhong

Company Secretary

Zhang Jingzhong

Authorised Representatives

Geng Xiaoping
Zhang Jingzhong

Statutory Address

19/F, Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

Representative Office in Hong Kong

Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong

Tel: 852-2537 4295
Fax: 852-2537 4293

Legal Advisers

As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
11/F, Block A, Dragon Century Square
1 Hangda Road
Hangzhou, Zhejiang
PRC 310007

Appendix I Corporate Information (Cont'd)

Auditors and Reporting Accountants

Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Financial Advisor & Corporate Broker in the United Kingdom

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

Principal Bankers

Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
Agriculture Bank of China, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H Share Registrar and Transfer Office

Hong Kong Registrars Limited
Room 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H Shares Listing Information

The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRs Information

US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30

APPENDIX II CORPORATE STRUCTURE OF THE GROUP



Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
The Company
99.993%
51%
73.625%
51%
50%
50%
27.582%
Jiaxing Co
Yuhang Co
Shangsan Co
Development Co
Shida Co
Petroleum Co
JoinHands Technology
100%
100%
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shangsan Expressway 142.0 km
Operations of service areas and roadside advertising along expressways
Development, operation, and management of Shida Road
Operation of gas station and sale of petroleum related products
Development and application of computer technologies
Shanghai - Hangzhou Expressway 102.6 km
subsidiary
associates
jointly-controlled entity

APPENDIX III FINANCIAL HIGHLIGHTS

Turnover (Rmb million)


Annual
Interim
2,500
2,000
1,500
1,000
500
0
655
291
1,050
457
1,189
599
1,723
754
2,168
1,005
1,100
1998
1999
2000
2001
2002
2003

Net Profit (Rmb million)


Annual
Interim
1,000
800
600
400
200
0
404
164
548
239
636
315
761
368
890
446
492
1998
1999
2000
2001
2002
2003

EPS (Rmb cents)


Annual
Interim
22
20
18
16
14
12
10
8
6
4
2
0
9.31
3.8
12.62
5.5
14.64
7.3
17.51
8.5
20.50
10.3
11.3
1998
1999
2000
2001
2002
2003

ROE (%)


Annual
Interim
10
9
8
7
6
5
4
3
2
1
0
4.97
2.0
6.50
2.8
7.10
3.5
8.19
4.1
9.18
4.7
5.0
1998
1999
2000
2001
2002
2003

APPENDIX IV LOCATION MAP OF EXPRESSWAYS OPERATED BY THE GROUP


ANHUI PROVINCE
HANGZHOU-SHANGHAI EXPRESSWAY
HANGZHOU-NANJING EXPRESSWAY
SHIDA ROAD
Hangzhou Bay
Hangzhou
Qiantang River
XIAOSHAN AIRPORT
HANGZHOU RING ROAD
HANGZHOU-NINGBO EXPRESSWAY
Guzhu
Fuchun River
Shaoxing
Shangyu
SHANGSAN EXPRESSWAY
Qiandao Lake
HANGZHOU-JINHUA-QUZHOU EXPRESSWAY
Yiwu
ZHEJIANG PROVINCE
Jinhua
Quzhou
JIANGXI PROVINCE
JINHUA-LISHUI-WENZHOU EXPRESSWAY
Lishui
Wenzhou
Ou River
FUJIAN PROVINCE
G205
G320
G330
G104
LEGEND
PROVINCIAL CAPITAL
MUNICIPAL CAPITAL
OTHER CITIES/TOWNS
AIRPORT
RIVER
SERVICE AREA
EXPRESSWAY UNDER CONSTRUCTION
EXPRESSWAY OPERATED BY THE GROUP
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROUTE
RAILWAY
PROVINCIAL BOUNDARY
THIS IS AN UNOFFICIAL MAP

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.


追求卓越 創造價值

2003 | 中期業績報告

目 錄

2003年中期業績（未經審計）

浙江滬杭甬高速公路股份有限公司(「本公司」)董事(「董事」)欣然公布本公司及其附屬公司(統稱「本集團」)根據香港公認會計準則及下文簡明綜合損益表附註1所述之呈報基準編制的，截至2003年6月30日止之6個月(「該期間」)未經審計綜合經營業績。

於該期間內，本集團營業額增長9.4%，達到人民幣1,099,917,000元；股東應佔來自日常業務之純利增長10.3%，達到人民幣492,147,000元。每股盈利為人民幣11.3分，相對2002年同期增長10.3%。

董事建議就該期間派發中期股息每股人民幣4.0分。該項建議尚有待於本公司將在2003年10月9日召開的臨時股東大會批准。

業務回顧

儘管2003年上半年在中國爆發的非典型性肺炎(嚴重急性呼吸道綜合症，簡稱「SARS」)對本集團的經營業務造成了一定的負面影響，然而得益於年初起超過預期的國內和地區經濟表現，以及比平常更強勁的小轎車購買力的增長，本集團的經營業務於該期間內持續拓展。

本集團所有經營業務都發生在浙江省。於該期間內，浙江省GDP增長率為12.7%，比8.2%的國內平均水平要高4.5個百分點，比2002年12.3%的增長率高出0.4個百分點。

上半年，本集團克服各種不利因素，繼續拓展其經營業務。本集團營業額於該期間內達到人民幣1,099,917,000元，同比增長9.4%。同期股東可分配利潤增長達到人民幣492,147,000元，同比增長10.3%。

於該期間內，本集團的經營重點仍是高速公路業務，因此總收入約94.7%來自於高速公路業務。與此同時，其他業務以更快的速度增長，佔集團總收入的比例日見提高。

高速公路業務

強勁的GDP增長率和小轎車銷售量增長體現了長江三角洲地區迅猛的經濟增長勢頭。這為本集團於該期間內經營的高速公路帶來了持續快速增長的車流量，儘管新開通的高速公路同時也會造成部分路段車輛分流的影響。

滬杭甬高速公路車流量於該期間內的增幅僅達6.4%，相當於每日25,231輛的全程車流量。受杭州繞城公路東段開通後造成的車輛分流和SARS的影響，車流量的增長率相比往年，有所減緩。

與滬杭甬高速公路39.3公里路段重迭的杭州繞城公路東段，自2002年底建成通車後造成的車輛分流符合預期。

自2003年4月21日起，浙江省採取了諸如限制旅行之類的及時有效的措施，全力控制SARS在省內的蔓延。受其影響，滬杭甬高速公路的車流量在最初的兩個星期急劇下降，後因SARS蔓延得到及時控制使情況很快有所好轉。

業務回顧（續）

高速公路業務（續）

滬杭甬高速公路的拓寬工程和罩面工程的施工雖然帶來進一步的挑戰，但並沒有對車輛的正常通行造成負面影響。在罩面工程的施工進度比計劃有所加快的情況下，集團採取措施儘量減少施工各方面對高速公路正常交通流量的影響，包括將正常的白天作業轉移到夜間以避免造成高速公路的嚴重阻塞。

在滬杭甬高速公路已完成罩面的部分路段，服務質量已得到顯著改善，這體現在用戶對駕駛的平穩度和舒適度較高的滿意程度上。

上三高速公路車流量於該期間內繼續保持自2000年12月建成通車後的強勁增長勢頭，每日全程車流量為13,613輛，增幅達24.8%。

於該期間內，本集團的通行費總收入增長8.0%，達人民幣1,097,479,000元，其中，滬杭甬高速公路通行費收入為人民幣852,188,000元，同比增長4.7%，上三高速公路通行費收入為人民幣245,291,000元，同比增長21.2%。

杭州石大公路有限公司（「石大公司」）是一家本公司持有50%權益的合營公司。得益於杭州周邊地區高速公路網路的逐步完善，石大公司所持有和經營的全長9.45公里的石大公路於該期間內車流量增長77.0%，通行費收入增長58.1%，實現淨利潤人民幣669萬元。

其他業務

加上年初在上三高速公路沿線開張營業的新昌服務區，本集團經營的服務區由2002年上半年的5對增至6對。隨著對設在高速公路兩旁服務區的服務需求的增長，服務區營業額於該期間內增長52.8%，達到人民幣46,871,000元，實現淨利潤人民幣7,421,000元，同比增長50.1%。

浙江高速石油發展有限公司(「石油公司」)，一家本公司持有50%權益的聯營公司，於該期間內大力拓展石油產品的批發業務，同時繼續改善其零售毛利，營業額增長74.4%，達到人民幣5億2,597萬元，淨利潤增長166.7%，達到人民幣791萬元。

浙江高速廣告有限責任公司(「廣告公司」)，一家本公司持有70%權益的附屬公司，於該期間內進一步拓展滬杭甬高速公路和上三高速公路沿線的廣告業務，營業額達人民幣1,125萬元，同比增長4.1%，實現淨利潤人民幣304萬元，同比增長14.8%。

於該期間內，中恒世紀科技實業股份有限公司(「中恒科技」)，一家本公司持有27.58%權益的聯營公司，致力於物流和網絡領域的新產品開發。於該期間內，實現營業額人民幣888萬元，相比去年同期增長較少，實現淨利潤人民幣33.9萬元，同比下降26.4%。

為了加大對集團附屬業務的關注，提高非主營業務的經濟效率，於2003年5月28日設立了一家名為浙江高速投資發展有限公司(「發展公司」)的新的附屬公司。發展公司的主要業務包括服務區的經營和集團經營的高速公路沿線的路牌廣告，未來它還會將其業務拓展到其他非公路業務。

業務回顧（續）

高速公路拓寬工程

滬杭甬高速公路現行四車道拓寬至八車道的拓寬工程（「高速公路拓寬工程」）一期是從紅墾到沽渚，長約44公里。該項工程的進度比計劃提前，半幅的拓寬工程已於2003年8月份完工並開通，餘下部分將於2003年10月完工。作為滬杭甬高速公路最繁忙的路段，拓寬後的該路段大大緩解了高峰時段的車輛堵塞情況，在路況改善並贏得公眾好評的同時，提升了未來承擔更多車流量的能力。

高速公路拓寬工程二期從大井到楓涇，長度約為95公里。該項工程已於2003年7月開工，預計2005年末完工。

收購

經由本公司與新昌縣交通實業發展總公司（「新昌交通」）持續協商，於2003年5月8日簽定協議，以人民幣5,760萬元的作價收購新昌交通所持有的浙江上三高速公路有限公司（「上三公司」，一家本公司的附屬公司）2%的權益。

至此，本公司持有上三公司的權益由71.625%增至73.625%，而新昌交通持有的上三公司權益則由2%降至零。

財務分析

於該期間內，本集團繼續執行過往年度實施之財務政策，沒有發生顯著的變化。

盈利能力

每股盈利

於該期間內，每股盈利仍繼續保持10.3%的兩位數增長，達到11.3分。

股本回報率

股本回報率為5.02%，同比增長6.1%。本集團實施穩定增長的股利政策，並追求不斷增長的股本回報率，以提升股東價值。

主要資產之盈利能力

滬杭甬高速公路，本集團所屬之主要資產，於該期間內由於杭州繞城東段的分流和SARS的影響，通行費收入的增幅與上年同期相比，有所減緩，但公路資產收益率(於該期間內該公路對集團溢利貢獻與公路資產價值的比例，下同)仍保持在9.81%左右的較高水準。

上三高速公路，本集團所屬之另一主要資產，於該期間內繼續錄得20%以上的通行費收入增長，盈利能力繼續提高，公路資產收益率從上年的5.23%，上升到本期的6.53%，於該期間內對集團之盈利貢獻從上年同期的16%上升到本期的20%。

財務分析（續）

財務資源及資產流動性

財務資源

於2003年6月30日，本集團共持有等值人民幣的現金及現金等價物、定期存款人民幣949,319,000元，短期投資人民幣1,114,449,000元，合計人民幣2,063,768,000元。93.4%的短期投資是國債投資，餘下部分主要是封閉式證券投資基金。

	2003年6月30日	2002年12月31日
	人民幣千元	人民幣千元
現金及現金等價物	**666,918**	666,291
人民幣	**572,451**	532,358
美元等價物	**93,983**	131,744
歐元等價物	**59**	22
港元等價物	**425**	2,167
定期存款	**282,401**	282,779
人民幣	**151,311**	192,824
美元等價物	**120,354**	79,967
歐元等價物	**0**	0
港元等價物	**10,736**	9,988
短期投資	**1,114,449**	858,114
人民幣	**1,114,449**	858,114
合計	**2,063,768**	1,807,184
人民幣	**1,838,206**	1,583,296
美元等價物	**214,337**	211,711
歐元等價物	**59**	22
港元等價物	**11,161**	12,155

本集團日常之現金管理充分考慮現金管理的財務風險，短期投資主要考慮目前國內收益相對穩定、投資風險較低的國債投資等品種。

財務分析（續）

財務資源及資產流動性（續）

現金流量與資產流動性

於該期間內，本集團經營業務產生的現金流量淨額為人民幣902,770,000元。本集團的主要資產滬杭甬高速公路及上三高速公路在日常經營中一直產生強勁且穩定的現金流入。

於2003年6月30日，在總額為人民幣2,163,278,000元的集團流動資產中，應收賬款、其他應收款項和存貨在流動資產的比例僅為5.1%(2002年12月31日：7.4%)，與過往年度的情形相比有所下降。

基於此，董事相信，在可預見的將來，本集團有充裕的財務資源維持本集團之日常經營。

附息之借貸及償債能力

附息之借貸

於該期間內，本集團附息之借貸餘額為人民幣3,112,290,000元，與年初相比，增加了人民幣74,090,000元。但由於期內本公司發行10億元人民幣10年期企業債券，使本集團之附息借貸在品種和組合結構上發生了變化，一年以內的短期附息之借貸與年初相比下降了40.5%，一年及一年以上的附息之借貸上升72.3%。

財務分析（續）

附息之借貸及償債能力（續）

附息之借貸（續）

本公司發行的企業債券年利率為4.29%，每年須付息一次。本集團的商業銀行借款利率、世界銀行美元貸款利率和政府貸款利率，與2002年12月31日相比，並無變化。公司發行企業債券使本集團之債務融資成本有所下降。

		附息借款到期情況		
	總額	到期1年以內	到期2-5年	到期5年以上
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
浮動利率				
世界銀行貸款	869,690	41,820	375,997	451,873
固定利率				
商業銀行貸款	970,000	840,000	130,000	—
企業債券	1,200,000	200,000	—	1,000,000
政府貸款	72,600	37,000	35,600	—
合計（2003年6月30日）	3,112,290	1,118,820	541,597	1,451,873
合計（2002年12月31日）	3,038,200	1,881,553	681,064	475,583

債務資本結構

與2002年底相比，集團的債務資本結構發生了比較顯著的變化，短期附息債務從人民幣1,881,553,000元下降到人民幣1,118,820,000元，佔附息債務總額的比例從61.9%下降為本期末的35.9%，長期附息債務則從人民幣1,156,647,000元上升到人民幣1,993,470,000元，所佔比例從38.1%上升到64.1%。

財務分析（續）

附息之借貸及償債能力（續）

債務資本結構（續）

根據集團的固定資產等長期性資產佔主要部份、流動資產主要為現金資產的行業特性，管理層不時對本集團債務之時間組合進行審閱，以使負債結構與資產特性相匹配，必要時做出相應的調整，確保集團有足夠的財務資源支付債務和營運需要。因此，董事相信，此項債務結構的調整更適應於集團目前的資產構成。

槓杆比率

於該期間內，附息負債、無息負債及股東權益分別為人民幣3,112,290,000元、人民幣1,895,030,000元和人民幣9,803,058,000元。2003年6月30日，槓杆比率（負債總額除以股東權益）為51.1%（2002年12月31日：49.5%）。

盈利對利息倍數

由於本公司發行比國內商業銀行借款成本更低的企業債券，使本集團融資成本下降，所以本期集團之盈利對利息倍數於該期間內又有所提高。

於該期間內利息開支約為人民幣80,691,000元（截止2002年6月30日止6個月：83,544,000元），相對於除息及税前的盈利約人民幣806,675,000元，盈利對利息倍數為10.0倍（2002年同期9.5倍）。

資本開支承諾及履行

於2002年12月31日，本集團的資本開支承諾為人民幣54億5,400萬元，於該期間內已開支人民幣1億8,900萬元，主要用於高速公路拓寬工程。

本公司以人民幣5,760萬元代價收購上三公司2%的權益後，本集團於該期間內的資本開支為人民幣2億4,700萬元。

截至2003年6月30日，本集團的資本開支承諾為人民幣52億6,500萬元，其中人民幣43億元將使用於高速公路拓寬工程。

財務分析（續）

或有負債及資產抵押

或有負債

本公司為一家合營公司－杭州石大公路有限公司提供人民幣3,000萬元的商業銀行貸款擔保（期限為2001年9月至2009年9月）。除此外，於2003年6月30日，本集團並無其他任何擔保。

資產抵押

本集團不存在任何資產的抵押。

滙率風險

本集團外幣負債主要是從世界銀行借入的用於建設滬杭高速公路浙江段的美元借款，共計約1億美元，集團每年需用人民幣購置美元歸還該等借款。

此外，本公司以購入港幣支付H股的股息。

目前，人民幣對美元滙率穩定，加之本集團的主要業務均來自中國境內，收入和支付均以人民幣結算，因此董事認為，本集團並無任何重大外滙風險，但不能保證外滙風險不會對集團的經營業績產生影響。

人力資源

於該期間內，本集團在培訓現有員工和吸納新的專業人才加入的基礎上，加大了採納外部專家意見的力度。這一策略所帶來的技術解決方案，已成功降低了本集團重要工程和養護施工的成本。

除此之外，於該期間內，本集團所僱用的員工人數及本集團的薪酬政策和培訓計劃均沒有發生顯著變化。

展望

於2003年3月組成的新一屆中央政府決心進一步推進長江三角洲地區經濟一體化進程。於年初，在20多年來第一次成為中國最大的經濟區域之後，長江三角洲地區各省市的合作預期將會加強，尤其是浙江省和上海之間的聯繫將更加密切。

進入2003年7月後，SARS疫情影響基本消除，當地企業為彌補在SARS時期的損失做出額外努力，從本集團經營的兩條高速公路車流量快於平常速度的增長，顯示著下半年浙江省會繼續保持強勁的經濟增長勢頭。

由於長江三角洲地區未來的運輸需求預期將超出以往規劃，地方交通部門正在籌劃更多的交通基礎工程項目。2003年6月7日，杭州灣跨海大橋正式開始施工，並計劃於2008年末竣工。

儘管杭州灣跨海大橋和長江三角洲地區規劃中的其他高速公路及橋樑建設項目開通的初期會造成滬杭甬高速公路等現有高速公路部分路段的車輛分流，但是，它們能增進路網效應的發揮，有利於現有的本集團經營的高速公路。該等項目對本集團現有高速公路的具體影響程度，公司還在評估中。

浙江省及其周遍地區高速公路網路的日益完善，以及上海港和寧波港集裝箱裝卸量的迅速增長，使得本集團經營的高速公路上集裝箱貨櫃車的車流量增長迅速。連接浙江省與鄰近省份的幾條主要高速公路在未來幾年完工後，內陸省份將直接與上述港口連通，從而為本集團經營的高速公路帶來更多大型貨車的車流量。

隨著集團經營的高速公路沿線城鎮的經濟快速發展，公司目前正在考慮增加高速公路沿線的互通數量，以及延伸高速公路與這些城鎮的連接線，從而為本集團所經營的高速公路提供更為便利和縱深的網路。

有鑒於此，本公司今後面臨的挑戰將是如何充分利用長江三角洲地區一體化進程帶來的巨大機遇，並限制其對本集團經營的現有高速公路車流量的潛在分流影響。

權益及其他事項披露

購回、出售或贖回本公司股票

於該期間內，本公司及其任何一家附屬公司都未曾購回、出售或贖回本公司的任何股票。

董事、監事及最高行政人員股本、相關股本及債權的權益和淡倉的披露

根據香港證券及期貨條例第336條規定而設置的登記冊或根據「上市公司董事證券交易模範條例」給予本公司和香港聯合交易所有限公司的通知所示，於2003年6月30日，本公司董事、監事和最高行政人員及其關聯人士概無擁有任何本公司或其任何一個相關法團(定義見證券及期貨條例(「SFO」)第XV部)的股本、相關股本及債權的權益和淡倉。

根據證券及期貨條例須披露的其他權益

於2003年6月30日，按本公司根據證券及期貨條例第336條所存置的登記冊所載，擁有本公司股本的股東(不包括公司董事、監事及最高行政人員)如下：

名稱	股份數目	佔股本百分比 (內資股)
浙江省交通投資集團有限公司	2,432,500,000	83.61%
華建交通經濟開發中心	476,760,000	16.39%

名稱	股份數目	佔股本百分比 (H股)
The Capital Group Companies, Inc.	129,199,300	9.01%
J.P. Morgan Chase & Co.	95,404,000	6.65%
State Street Corporation	71,976,912	5.02%

除上文所披露者外，本公司概無知曉有任何人士登記擁有本公司股本、相關股本及債權的權益或淡倉(不包括公司董事、監事及最高行政人員)而須根據證券及期貨條例第336條的規定作出記錄。

權益及其他事項披露（續）

遵守最佳應用守則

本公司董事概無知曉任何有合理迹象顯示本公司在現時或在本期間任何時間內未能遵守香港聯交所證券上市規則附錄14之《最佳應用守則》的情況。

致謝

本人謹向SARS疫情爆發時期為執行疾病控制措施，最大限度減少對本集團經營的影響而勤奮工作的一線員工表示感謝，同時也向所有為實現公司上半年出色的經營業績作出貢獻的員工們表示感謝。

承董事會命

耿小平

董事長

杭州，2003年8月18日

簡明綜合損益表
(未經審計)

	附註	截至6月30日止之6個月 2003年 人民幣千元	2002年 人民幣千元 (重列)
營業額	2	**1,099,917**	1,005,306
經營成本		**(316,266)**	(228,964)
溢利總額		**783,651**	776,342
其他收益	3	**56,033**	56,069
行政開支		**(29,908)**	(28,091)
其他經營開支		**(12,846)**	(11,987)
來自經營業務之溢利	2、4	**796,930**	792,333
融資成本		**(66,518)**	(83,544)
佔聯營公司溢利		**5,936**	2,791
佔合營公司溢利		**3,810**	630
除稅前溢利		**740,158**	712,210
稅項	5	**(203,370)**	(212,896)
未計少數股東損益前之溢利		**536,788**	499,314
少數股東損益		**(44,641)**	(53,296)
股東應佔來自經常業務之溢利		**492,147**	446,018
中期股息	6	**173,725**	173,725
每股盈利(分)	7	**11.3**	10.3

簡明綜合資產負債表

	附註	於2003年 6月30日 未經審計 人民幣千元	於2002年 12月31日 經審計 人民幣千元
非流動資產			
固定資產	8	**12,112,993**	12,014,986
於合營公司之權益		**56,422**	54,464
於聯營公司之權益		**162,410**	159,829
高速公路經營權		**210,301**	214,645
長期投資		**1,000**	2,867
商譽		**103,975**	106,798
		12,647,101	12,553,589
流動資產			
短期投資		**1,114,449**	858,114
存貨		**5,061**	2,022
應收賬款	9	**20,332**	14,367
其他應收款		**74,117**	128,672
現金、現金等價物及定期存款		**949,319**	949,070
		2,163,278	1,952,245
流動負債			
應付賬款	10	**205,112**	207,166
應交所得税		**120,971**	109,289
其他應交税項		**11,039**	15,724
其他應付款及應計款項		**301,576**	214,955
附息之銀行及其他借貸		**918,820**	1,681,553
須於一年之內償還之長期債券		**200,000**	200,000
		1,757,518	2,428,687

簡明綜合資產負債表（續）

	附註	於2003年 6月30日 未經審計 人民幣千元	於2002年 12月31日 經審計 人民幣千元
淨流動資產／(負債)		**405,760**	(476,442)
總資產減流動負債		**13,052,861**	12,077,147
非流動負債			
附息之銀行及其他借貸		**993,470**	1,156,647
長期債券		**1,000,000**	—
遞延税項	11	**286,104**	240,920
		2,279,574	1,397,567
少數股東權益		**970,229**	977,789
		9,803,058	9,701,791
資本與儲備			
已發行股本		**4,343,115**	4,343,115
儲備		**5,286,218**	4,967,796
建議派發股息		**173,725**	390,880
淨資產		**9,803,058**	9,701,791

簡明綜合權益變動表概要

（未經審計）

	截至6月30日止之6個月	
	2003年	2002年
	人民幣千元	人民幣千元
權益總額		
年初結餘	**9,701,791**	9,289,081
股東應佔日常業務之溢利	**492,147**	446,081
已派普通股股利	**(390,880)**	(304,018)
期末結餘	**9,803,058**	9,431,081

簡明綜合現金流量表
(未經審計)

	截至6月30日止之6個月	
	2003年	2002年
	人民幣千元	人民幣千元
		重列
經營業務之現金流入淨額	**902,770**	694,018
投資活動之現金流入淨額	**(477,825)**	(518,523)
融資活動之現金流入淨額	**(421,318)**	(145,597)
現金及現金等價物之增加淨額	**3,627**	29,898
於期初之現金及現金等價物	**666,291**	739,926
於期末之現金及現金等價物	**669,918**	769,824
	3,627	29,898
現金及現金等價物分析		
現金及銀行存款餘額	**372,430**	415,478
於原預定到期日少於三個月之定期存款	**297,488**	354,346
	669,918	769,824

簡明財務報表附註

1. 呈報基準

本簡明綜合中期財務報表乃根據香港會計實務準則「SSAP」第二十五條「中期財務報告」及香港聯合交易所有限公司證券上市規則「上市規則」附錄十六之有關披露規定而編製的，所運用的會計政策及編製基礎除了首次採用經修訂之香港會計實務準則「SSAP」第十二條「所得税」外，與截至2002年12月31日止年度之財務報表所適用者完全一致。

2. 營業額及分類資料

於該期間內，本集團主要業務並無改變。經營業績按主要業務劃分概要如下：

	截至6月30日止之6個月			
	2003年		2002年	
	未經審計	**未經審計**	未經審計	未經審計
	營業額	**溢利貢獻**	營業額	溢利貢獻
	人民幣千元	**人民幣千元**	人民幣千元	人民幣千元
按業務分類				
一通行費	**1,040,329**	**764,572**	963,081	764,022
一服務區	**46,871**	**11,549**	30,678	6,645
一廣告	**12,717**	**7,530**	11,547	5,675
	1,099,917	**783,651**	1,005,306	776,342
其他收益		**56,033**		56,069
行政開支		**(29,908)**		(28,091)
其他經營開支		**(12,846)**		(11,987)
來自經營業務之溢利		**796,930**		792,333

於該期間內，本集團全部營業額及來自經營業務之溢利均來自中國浙江省，因此，並無按地區劃分之營業額及經營業務之溢利的進一步分析。

3. 其他收益

	截至6月30日止之6個月	
	2003年	2002年
	未經審計	未經審計
	人民幣千元	人民幣千元
證券短期投資收益	**30,683**	37,382
利息收入	**8,208**	7,147
租金收入	**11,199**	4,351
拖車收入	**4,573**	4,620
滙兑收益	**—**	1,962
其他零星收入	**1,370**	607
合計	**56,033**	56,069

4. 來自經營業務之溢利

本集團來自經營業務之溢利已扣除下列各項：

	截至6月30日止之6個月	
	2003年	2002年
	未經審計	未經審計
	人民幣千元	人民幣千元
折舊	**113,508**	109,288
高速公路經營權攤銷	**4,350**	4,350
商譽攤銷	**6,317**	5,481
員工成本	**39,428**	31,833

5. 稅項

本集團於該期間內並無應課香港利得稅之收入，故在賬目中並無就香港利得稅作出撥備。

本集團須就應課稅收入(按中國法律及會計準則編製的財務報表之應納稅所得額計算)的33%稅率繳付企業所得稅。

根據有關國家稅務法規，浙江上三高速公路有限公司(「上三公司」)，一家由本公司擁有73.625%之權益的附屬公司，合乎資格列入有關國家稅務規定「安置城鎮待業人員的勞動就業服務企業」類別的情況，獲准減免2002年度所繳所得稅的一半計人民幣3,325萬元於該期間內獲得稅務部門批准並退回。由於該項稅收減免每年需經相關政府部門審核批准，因此並不能保證上三公司在未來仍有資格獲得此項稅收返還。

	截至6月30日止之6個月	
	2003年	2002年
	未經審計	未經審計
	人民幣千元	人民幣千元
集團		
除稅前會計溢利	**740,158**	712,210
以適用稅率33%計算之稅項	**244,252**	235,029
非納稅所得額及不可扣除收入／支出之稅務影響	**(43,237)**	(23,578)
應佔聯營公司之稅項	**2,601**	3,136
應佔聯營公司之遞延稅項	**(712)**	(2,183)
應佔合營公司之遞延稅項	**466**	492
本期之稅項開支	**203,370**	212,896
主要成分分析		
本期稅務支出	**158,186**	165,419
有關臨時差異之遞延稅項	**45,184**	47,477
	203,370	212,896

6. 股息

董事建議派發中期股息每股人民幣4.0分（折合港幣約3.8仙）（截止2002年6月30日止6個月：每股人民幣4.0分）。該建議已載於該等財務報表中。

7. 每股盈利

基本每股盈利乃按該期間內股東應佔來自日常經營業務之淨利人民幣492,147,000元（截止2002年6月30日止6個月：人民幣446,018,000元）及該期間內已發行股份4,343,114,500股（2002年6月30日：4,343,114,500股）計算。

由於該等期間並無產生任何攤薄事項，故此並無予以計算截至2003年6月30日止6個月之攤薄每股盈利。

8. 固定資產

本期內，固定資產並無重大變化。

9. 應收賬款

於2003年6月30日應收賬款之賬齡及於2002年12月31日之比較數字如下:

	2003年6月30日 **未經審計** **人民幣千元**	2002年12月31日 經審計 人民幣千元
一年以內	**14,338**	11,720
一至二年	**5,994**	2,647
合計	**20,332**	14,367

本集團之平均信用期約為180天。

10. 應付賬款

於2003年6月30日應付賬款之賬齡及於2002年12月31日之比較數字如下:

	2003年6月30日 未經審計 人民幣千元	2002年12月31日 經審計 人民幣千元
一年以內	189,135	200,181
一至二年	13,965	4,863
二至三年	2,012	1,901
三年以上	—	221
合計	205,112	207,166

11. 遞延税項

	2003年6月30日 未經審計 人民幣千元	2002年12月31日 經審計 人民幣千元
期初	240,920	131,533
期內(收入)／支出	45,184	47,477
期末	286,104	240,920
主要構成分析		
有價證券按期末市價之重估	11,517	3,158
折舊方法引起之時間差異	275,143	238,318
固定資產撇銷	(556)	(556)
	286,104	240,920

12. 儲備

截至2003年6月30日止之6個月

	股份溢價賬 人民幣千元	資本／（商譽）儲備金 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	留存收益 人民幣千元	合計 人民幣千元
於2003年1月1日	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
本期淨利潤	—	—	—	—	492,147	492,147
擬派中期股息	—	—	—	—	(173,725)	(173,725)
於2003年6月30日	3,645,726	(352,860)	533,815	253,511	1,206,025	5,286,218

截至2002年6月30日止之6個月

	股份溢價賬 人民幣千元	資本／（商譽）儲備金 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	留存收益 人民幣千元	合計 人民幣千元
於2002年1月1日	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
本期淨利潤	—	—	—	—	446,018	446,018
擬派中期股息	—	—	—	—	(173,725)	(173,725)
於2002年6月30日	3,645,726	(352,860)	415,298	190,764	1,015,313	4,914,241

13. 承諾

資本開支項目	於2003年6月30日 承諾數 人民幣百萬元	已開支 人民幣百萬元	餘額 人民幣百萬元
滬杭甬高速公路拓寬工程			
紅墾至沽渚	350	11	339
大井至楓涇	2,508	172	2,336
沽渚至大朱家	1,625	—	1,625
增持上三公司18.4%權益	485	—	485
三江服務區改建工程	14	2	12
滬杭高速公路第11合同	11	4	7
上三高速剩餘工程	461	—	461
合計	5,454	189	5,265

簡明財務報表附註（續）

14. 關聯方交易

以下為本公司、其附屬公司於本期內日常經營業務過程中進行的關聯方交易概要。

根據重組協定，浙江省高等級公路投資有限公司「高投公司」(現已被浙江省交通投資集團有限公司「交通投資集團」取代)，已向本公司作出多項承諾，其中包括：不競爭承諾、税項賠償保證及虧損(並未根據重組協定明確轉讓予本公司者)賠償保證，並已就違反協議所載任何聲明、保證及承諾作出一般賠償保證。

於2003年5月28日，本公司與本集團管理人員及相關業務、技術骨幹以現金出資的方式新成立了一家附屬公司－浙江高速投資發展有限公司(「發展公司」)，該公司註冊資金人民幣8,000萬元，其中本公司擁有51%的股份，本集團管理人員及相關業務、技術骨幹擁有49%股份，其中本公司及其附屬公司的董事、監事及行政總裁擁有20.95%的股份。發展公司將專注於非主營業務的開發和經營，包括高速公路沿線服務區的經營、高速公路的清障施救業務等。

由於交易代價少於本公司最近期刊發經審核賬目所披露之有形資產淨值賬面值之3%，故根據上市規則無須經過股東批准。

15. 結算日後事項

於2003年6月1日，本集團將高速公路沿線六個服務區及本公司擁有之廣告公司70%的股權按獨立的評估公司確認的評估價轉讓與發展公司，涉及金額人民幣8780萬元。2003年8月18日，本公司董事會確認同意該等轉讓協議。相關項目調整已計入本期財務報表。

2003年7月31日，發展公司新成立了一家附屬子公司－浙江高速清障施救服務有限公司(「服務公司」)，該公司註冊資本800萬元，其中發展公司擁有85%的股份，服務公司的管理人員及相關業務、技術骨幹擁有15%的股份。服務公司主要從事為高速公路使用者提供拖車、維修車輛和緊急救援服務的車輛服務業務。

簡明財務報表附註（續）

16. 或有負債與資產抵押

或有負債

本公司為一家合營公司杭州石大公路有限公司人民幣30,000千元的商業銀行貸款（期限為2001年9月—2009年9月）提供擔保。除此外，於2003年6月30日，本集團並無其他任何擔保。

資產抵押

本集團不存在任何資產的抵押。

17. 比較數字

由於2003年中期財務報表採納新增及經修訂會計實務準則，本期已將2002年中期財務報表之呈列方式及若干附註已經修訂以遵守新規定，若干比較數字已獲重列，以符合2003年中期財務報表之呈報方式。

18. 財務報表之核准

本財務報表已經董事會於2003年8月18日核准。

附錄一　公司資料

執行董事

耿小平
方雲梯
章靖忠
宣道光

非執行董事

張魯芸
張楊

獨立非執行董事

董建成
張浚生
張利平

監事

馬克華
方哲形
孫笑俠
鄭啟華
蔣紹忠

公司秘書

章靖忠

授權代表

耿小平
章靖忠

法定地址

中國
浙江省杭州市
曙光路15號
浙江世貿大廈19樓
(310007)

電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處

香港
夏慤道12號
美國銀行中心29樓
2910室

電話：852-2537 4295
傳真：852-2537 4293

法律顧問

香港法律：
史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國
浙江杭州
杭大路1號
黃龍世紀廣場A座11樓
(310007)

核數師兼申報會計師

安永會計師事務所
執業會計師
香港
中環夏慤道10號
和記大廈
15樓

財務顧問及英國法定券商

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

主要往來銀行

中國銀行浙江分行
中國工商銀行浙江分行
中國農業銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處

香港證券登記股份有限公司
香港
皇后大道東183號
合和中心19樓
1901-1905室

H股上市資料

香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預托證券資料

美國交易所：櫃檯交易(OTC)
代碼：ZHEXY
CUSIP 編號：98951A100
ADR：H股1:30

附錄二 集團架構圖



H股股東
33%
交通投資集團
56%
華建
11%
本公司
99.993%
51%
73.625%
51%
50%
50%
27.582%
嘉興公司
余杭公司
上三公司
發展公司
石大公司
石油公司
中恒科技
100%
100%
嘉興段
88.1公里
余杭段
11.1公里
杭州段
3.4公里
杭甬高速公路
145.0公里
上三高速公路
142.0公里
經營服務區及高速公路沿綫的路牌廣告等
開發、經營及管理石大綫
經營加油站及出售石油相關產品
電腦技術的開發與應用
滬杭高速公路
102.6公里
附屬公司
聯營公司
合營公司

附錄三　財務摘要

營業額（人民幣百萬元）



年度
中期
2,500
2,000
1,500
1,000
500
0
655
291
1,050
457
1,189
599
1,723
754
2,168
1,005
1,100
1998
1999
2000
2001
2002
2003

純利（人民幣百萬元）



年度
中期
1,000
800
600
400
200
0
404
164
548
239
636
315
761
368
890
446
492
1998
1999
2000
2001
2002
2003

每股盈利（人民幣分）



年度
中期
22
20
18
16
14
12
10
8
6
4
2
0
9.31
3.8
12.62
5.5
14.64
7.3
17.51
8.5
20.50
10.3
11.3
1998
1999
2000
2001
2002
2003

股本回報率(%)



年度
中期
10
9
8
7
6
5
4
3
2
1
0
4.97
2.0
6.50
2.8
7.10
3.5
8.19
4.1
9.18
4.7
5.0
1998
1999
2000
2001
2002
2003


EAST CHINA SEA
Zhoushan
Putuo shan
Ningbo
G329
NINGBO-TAIZHOU-WENZHOU
EXPRESSWAY
Sanmen
Jiao River
Taizhou







